Asia Pacific Wire & Cable Corporation Limited Appoints Ben Lee as Chief Financial Officer
TAIPEI, Taiwan, May 7, 2025 (GLOBE NEWSWIRE) - - Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC) today announced that Ben Lee will join the Company as Chief Financial Officer (CFO) effective May 12, 2025. A seasoned financial professional with extensive experience in global finance, Lee is well suited to oversee the financial management, reporting and strategic planning responsibilities in his new role as CFO.
“We look forward to Ben joining APWC, as his strong credentials in corporate finance and international business will bring added experiences and perspectives to the executive team, especially now with evolving global trade dynamics.” said Yuan Chun Tang, Chief Executive Officer of APWC.
Prior to joining APWC, Lee served as CFO of O’Neil Global Advisors based in Los Angeles, CA. He previously held VP Finance roles at Yum! Brands, Shanghai; and Canadian Solar, Inc., Ontario, Canada.
His degrees, certifications and licenses include a Bachelor of Arts in Economics and Diploma in Accounting Program from The University of British Columbia, Certified Public Accountant, and Chartered Global Management Accountant (AICPA and CIMA).
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports filed with the U.S. Securities and Exchange Commission and available on the website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

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